Filed by Nuveen Dow 30SM Dynamic Overwrite Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Dow 30SM Enhanced Premium & Income Fund Inc.

Commission File No. 811-22029

Dow 30SM Premium & Dividend Income Fund Inc.

Commission File No. 811-21708

Nuveen Funds

Shareholder Meeting - Next Adjournment Ends November 17, 2014

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on important proposals regarding your fund(s). Unless sufficient shareholders vote by November 17, 2014, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement these proposals and may incur additional proxy solicitation costs. The Shareholder Meeting will reconvene on November 17 at 2:00 p.m. Central Time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

Please vote now to help your fund avoid further adjournments.

PROPOSALS HAVE THE SUPPORT OF AN INDEPENDENT,

NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposals were reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” each of the proposals contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus at http://www.nuveenproxy.com/ProxyInfo.

The Board of each Target Fund and certain other Nuveen funds have approved a series of proposals that are intended to benefit shareholders in a number of ways by streamlining Nuveen’s equity option product line. The proposals included the Reorganization of the Target Fund(s) into the Acquiring Fund. Nuveen recommended the proposed product restructuring in order to simplify and more clearly delineate the investment strategies of its equity option strategy funds. The Boards considered information provided by Nuveen on the potential benefits of the proposals which included: (i) reduced fees and expenses as a result of economies of scale from a larger combined fund; (ii) better liquidity and reduced trading costs from the greater share volume of the combined fund; and (iii) stronger demand from a simplified, differentiated product set which may lead to narrower discounts over time. Accordingly, each Board has determined that the Reorganization would be in the best interests of its fund.

1.	VOTE ONLINE - Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.
2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-209-5784 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. ET and on Saturday from 12:00 p.m. to 6:00 p.m., ET.

Thank you for your prompt attention to this matter.